[McKee Nelson LLP Letterhead]

May 5, 2006

Ms. Hannah T. Teshome
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bayview Financial Securities Company, LLC
Amendment No. 1 to the Registration Statement on Form S-3
Filed March 21, 2006
File No. 333-131460 (the “Registration Statement”)

Ms. Teshome:

Thank you for your comments on the Registration Statement of Bayview Financial Securities Company, LLC (the “Company”). I appreciated the opportunity to discuss these comments with you.

We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

Prospectus Supplement

Underwriting Guidelines, page S-37

1.	We note your response to prior comment 8. Please provide examples of exceptions to the underwriting guidelines to the extent material.

Ms. Hannah T. Teshome
May 5, 2006

Examples of exceptions to the underwriting guidelines include a debt service coverage ratio lower than the specified standard for a particular loan and property type, which may be permitted with the approval of a manager; and business ownership or comparable experience in the type of business that secures the loan of less than the specified standard for a particular loan type, which may be permitted by the underwriter if the property is leased to a tenant having occupied the property for the specified period or in light of other compensating factors.

Static Pool Information, page S-47

2.	Please note static pool information will be deemed to be a part of the prospectus except for the limitations provided under Item 1105(d) of Regulation AB. Please revise your disclosure accordingly.

The disclosure has been revised as requested.

Annex A - Certain Characteristics of the Mortgage Loans, S-A-1

3.
We note your response to prior comment 11. However, we note three prospectus supplements where you contemplate including loans secured by commercial properties. In these prospectus supplements, provide the pool characteristics in a tabular format in response to Item 1111(b)(9)(i) of Regulation AB.

We confirm, on behalf of the Company, that the prospectus supplement for each shelf takedown in which the pool assets include a material concentration of commercial mortgage loans will include statistical disclosure regarding these loans and the related properties in order to provide information that is material to investors in the related securities. Such disclosure will typically include information with respect to loan-to-value ratios, property types, geographic concentration, and whether any loans are cross-collateralized. Disclosure will be provided for the entire securitized pool, to the extent material, regarding the various factors set forth in Item 1111 of Regulation AB. As we have discussed, the particular items of disclosure identified in Item 1111(b)(9) will be provided to the extent material to investors. Where the commercial loans included in a securitized pool have relatively small principal balances the Company generally does not obtain this information because it is not material to the Company’s decision as to whether to extend credit. In the opinion of the Company, to the extent that information is not material to a decision to extend credit to an individual borrower under an individual loan, that information is not material to investors in securities backed by a diversified pool of such loans.

Ms. Hannah T. Teshome
May 5, 2006

Base Prospectus

The Trusts and the Trust Assets, page 39

4.
We note your response to prior comment 14. However, it is not clear how the Primary Asset that contains a retained interest would be structured. For example, when and how are the characteristics of the original mortgage loan changed into two separate assets? If a portion of the mortgage loan is retained, how would this qualify as a true sale? When would the holder of the retained interest receive interest payments on its retained interest and which transaction party would be the source of these interest payments?

Retention of a retained interest strip is effected by contractual agreement between seller and buyer. In a typical such transaction, an affiliate of the depositor will purchase a pool of mortgage loans from a third-party seller pursuant to a purchase agreement which specifies that certain or all of the loans are being sold subject to a retained interest strip. The loans subject to a retained strip and the amount of each retained strip will be identified in the purchase agreement. The retained interest strips will therefore not be sold; the loans that are purchased will be acquired with effective interest rates lower than the stated rates, because the retained interest will have been “stripped” prior to conveyance of the loans.

The retained interest strips will not be subordinated to other cash flows payable by the related borrowers, and so will not provide credit enhancement for the purchased loans. The purchased loans will be sold without recourse to the seller (other than under typical representations, warranties and indemnification provisions) and will not be subject to any continuing control by the seller, and so this sort of sale will not raise true sale concerns.

The holder of the retained interest will be entitled to receive its payment from proceeds of monthly payments or prepayments by the related borrower at the same time that the holder of the mortgage loan receives payment. The servicer will generally be responsible for separately remitting the amount of the retained interest payment to the holder.

Servicing, page 77

5.
We note your response to prior comment 15. However, disclosure required under Item 1108(b)(3) of Regulation AB is not limited to material changes made outside of the scope of ordinary business decisions. Please revise your disclosure to briefly explain any material changes to the servicer’s policies or procedures.

The Company has determined that, as of the date hereof, none of the changes made to the servicer’s policies or procedures are material to investors in future series of securities.

Ms. Hannah T. Teshome
May 5, 2006

Other Purchases of Securities, page 83
Other Purchases or Redemption, page 84

6.
We note your response to prior comment 17. However, you continue to disclose that the securities may be purchased by another designated entity, including holders of another class of securities. As such, we reissue prior comment 17.

The fact that a class of securities may be purchased from an initial investor by another party does not alter our analysis of an issuing entity under Rule 3a-7 of the Investment Company Act. We recognize that Rule 3a-7(a)(1) provides that the issuing entity must issue securities which “entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.” This requirement will be satisfied whether or not securities of a class are purchased by a third party. As in the case of any resale of securities, after the securities have been transferred to new holders, the securities remain outstanding and continue to be paid from proceeds of the pool assets, in the same manner as if the securities had been transferred in a typical secondary market trade.

Loan Purchase Obligation, page 93

7.
We note your response to prior comment 20. Please add to your disclosure the example you provided in your response of when this type of credit enhancement may be included in a mortgage-backed transaction.

The disclosure has been revised as requested.

Derivatives, page 97

8.
We note your response to prior comment 22, but reissue the comment. Your response does not appear to address our request for a thorough explanation as to how the credit default swap would actually function in accordance with our guidance. If you choose to include this form of derivatives, you should provide a more comprehensive and detailed analysis on how the proposed credit default swap will protect against defaults and losses on mortgage loans or other assets included in the trust or allocated to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs?

The disclosure regarding use of credit default swaps has been deleted.

Signatures

9.
We note your response to prior comment 27. However, it is not clear why the officer for Bayview Financial Securities Company is signing rather than Bayview Financial Securities Management Company. Please revise accordingly and tell us why you have structured the depositor to have only one manager, which is a corporate entity. Also, please add disclosure about Bayview Financial Securities Company in an appropriate place in the prospectus. Refer to Items 1100(d)(1) and 1106(a) of Regulation AB.

Ms. Hannah T. Teshome
May 5, 2006

Part II of the Registration Statement has been revised to provide for signature by Bayview Financial Securities Management Company, as manager of the Company. Management of a limited liability company by a single member/manager offers advantages of simplicity of operation. In the case of the Company, the member/manager is a special purpose, bankruptcy remote corporation; this structure is intended to enhance the bankruptcy remote status of the Company.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4137.

Sincerely,

/s/ Edward E. Gainor
Edward E. Gainor

cc:	Brian Bomstein
Thomas Carr